AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2013 and 2012

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	March 31,
	2013	2013
	(unaudited)	(note 2(b))

ASSETS

Current assets
Cash and cash equivalents (note 3)	$4,275,162	$5,869,313
Amounts receivable and other assets (note 5)	1,384,213	142,815
Marketable securities (note 6)	88,226	81,042
	5,747,601	6,093,170

Non-current assets
Restricted cash (note 4)	252,666	266,802
Amounts receivable (note 5)	110,268	1,282,847
Equipment	–	1,205
Mineral property interests (note 7)	2	2
	362,936	1,550,856

Total assets	$6,110,537	$7,644,026

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$344,301	$32,909
Balances due to related parties (note 11(b))	126,852	166,953
Quartz Mountain debenture obligation (note 9)	240,000	260,000
	711,153	459,862

Shareholders' equity
Share capital (note 10)	58,756,410	58,756,410
Reserves	5,095,310	4,936,897
Accumulated deficit	(58,452,336)	(56,509,143)
	5,399,384	7,184,164

Total liabilities and shareholders' equity	$6,110,537	$7,644,026

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Three months ended		Nine months ended
	December 31,		December 31,
	2013	2012	2013	2012

Expenses
Exploration and evaluation (notes 11, 13)	$290,894	$760,374	$964,516	$5,829,991
Assays and analysis	12,052	100,216	39,821	755,236
Drilling	–	–	–	859,034
Equipment rental	1,926	24,845	8,771	202,761
Geological	39,779	388,015	231,218	1,395,842
Graphics	–	1,041	2,809	6,147
Helicopter	(4,692)	–	65,285	134,378
Property costs and assessments	214,636	46,600	439,636	865,690
Site activities	4,109	85,790	89,460	1,165,795
Socioeconomic	19,772	79,898	64,071	325,841
Travel and accommodation	3,312	33,969	23,445	119,267

Administration (notes 11, 13)	271,019	425,332	919,294	1,422,030
Depreciation	1,024	146	1,205	436
Legal, accounting and audit	1,836	10,484	15,691	28,313
Office and administration	242,271	342,333	766,308	1,162,178
Shareholder communication	20,535	49,792	98,263	166,697
Travel and accommodation	3,320	14,445	14,997	42,008
Trust and filing	2,033	8,132	22,830	22,398

Share-based payments	–	55,077	103,004	375,537
Share-based payments - exploration-related	–	21,348	41,071	147,560
Share-based payments - administration-related	–	33,729	61,933	227,977

	561,913	1,240,783	1,986,814	7,627,558
Other items
Interest income	(14,197)	(24,467)	(49,451)	(111,313)
Interest expense (note 9)	6,049	–	17,284	–
Flow-through share premium	–	–	–	(130,000)
Foreign exchange loss (gain)	(98)	(63)	1,571	1,128
Gain on disposal of available-for-sale financial assets (note 6)	(61,250)	–	(61,250)	–
Impairment of available-for-sale financial assets (note 6)	7,250	–	48,225	–
Loss for the period	499,667	1,216,253	1,943,193	7,387,373

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit or loss:
Revaluation of available-for-sale financial assets (note 6)	(9,205)	(19,950)	(13,309)	45,800
Change in fair value of available-for-sale financial assets
transferred to profit and loss upon disposition (note 6)	6,125		6,125
Impairment of available-for-sale financial assets transferred to
profit and loss (note 6)	(7,250)	–	(48,225)	–
Total other comprehensive loss (income) for the period	(10,330)	(19,950)	(55,409)	45,800

Comprehensive loss for the period	$489,337	$1,196,303	$1,887,784	$7,433,173

Basic and diluted loss per common share	$0.00	$0.01	$0.01	$0.05

Weighted average number of common shares outstanding	138,624,061	138,622,322	138,624,061	138,595,770

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
			Share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690
Share-based payments	–	–	375,537	–	–	–	375,537
Issuance of common shares for purchase of exploration and evaluation assets	50,000	15,500	–	–	–	–	15,500
Total other comprehensive loss for the period	–	–	–	–	(45,800)	–	(45,800)
Loss for the period	–	–	–	–	–	(7,387,373)	(7,387,373)
Balance at December 31, 2012	138,624,061	$58,756,410	$2,041,670	$2,811,220	$34,874	$(53,470,620)	$10,173,554

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164
Share-based payments	–	–	103,004	–	–	–	103,004
Total other comprehensive income for the period	–	–	–	–	55,409	–	55,409
Loss for the period	–	–	–	–	–	(1,943,193)	(1,943,193)
Balance at December 31, 2013	138,624,061	$58,756,410	$2,202,640	$2,811,220	$81,450	$(58,452,336)	$5,399,384

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Nine months ended December 31,
Cash provided by (used in):	2013	2012

Operating activities
Loss for the period	$(1,943,193)	$(7,387,373)
Adjustments for:
Depreciation	1,205	436
Interest income	(49,451)	(111,313)
Interest expense (note 9)	17,284	–
Common shares issued, included in exploration expenses	–	15,500
Share-based payments	103,004	375,537
Gain on disposal of available-for-sale financial assets (note 6)	(61,250)	–
Impairment of available-for-sale financial assets (note 6)	48,225	–
Flow-through share premium	–	(130,000)
Changes in working capital items
Amounts receivable and other assets	(1,203,148)	321,044
Restricted cash	14,136	(20,648)
Amounts receivable - non-current	1,172,579	(101,761)
Accounts payable and accrued liabilities	305,343	(628,985)
Balances due to related parties	(40,101)	27,952
Net cash used in operating activities	(1,635,367)	(7,639,611)

Investing activities
Interest income	49,451	105,210
Proceeds from disposition of available-for-sale financial assets (note 6)	23,000	–
Cash paid on acquisition of interest in Galaxie Joint Arrangement (note 7(f))	–	(2,000,000)
Net cash provided by (used in) investing activities	72,451	(1,894,790)

Financing activities
Interest paid on debenture	(11,235)	–
Principal payment on debenture (note 9)	(20,000)	–
Net cash used in financing activities	(31,235)	–

Net increase in cash and cash equivalents	(1,594,151)	(9,534,401)
Cash and cash equivalents, beginning of the period	5,869,313	15,475,104
Cash and cash equivalents, end of the period (note 3)	$4,275,162	$5,940,703

Supplementary cash flow information:
Non-cash investing and financing activities:
Debenture assumed on acquisition of interest in Galaxie Joint Arrangement	$–	$260,000

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H8.

These condensed interim financial statements (the "Financial Statements") of the Company for the three and nine months ended December 31, 2013 and 2012 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. Management believes that its current liquid assets are sufficient to meet all current obligations and to maintain its mineral rights in good standing in the foreseeable future. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (IFRIC). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2013. Results for the period ended December 31, 2013 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company, other than in note 2(d), in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

A committee of the Board of Directors of the Company authorized these Financial Statements on February 27, 2014 for issuance.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

Effective April 1, 2013, the Company has applied the following new accounting standards which were issued by the IASB:

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income
•	IFRS 13, Fair Value Measurement
•	IAS 19, Employee Benefits
•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The amendments to IAS 1 require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss and those that are not reclassified to profit or loss. Other than change in presentation and disclosure, there was no material impact of the new and amended accounting standards adopted during the period.

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2014

•	Amendments to IAS 32, Financial Instruments: Presentation

Effective date to be determined

•	IFRS 9, Financial Instruments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	RESTRICTED CASH

Restricted cash in the amount of $252,666 (March 31, 2013 – $266,802) represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31,	March 31,
	2013	2013
Current
British Columbia Mineral Exploration Tax Credits (“METC”)	$1,277,275	$–
Value added taxes refundable	18,742	85,451
Prepaid insurance	45,616	52,801
Other receivables	42,580	4,563
Total current	$1,384,213	$142,815

Non-current
British Columbia METC	$110,268	$1,282,847

In February 2014, subsequent to the reporting date, the current portion of BC METC in the amount of $1,277,275 was received by the Company.

6.	MARKETABLE SECURITIES

As at December 31, 2013 and March 31, 2013 the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

During the current reporting period, the Company recognized an impairment loss of $48,225 on certain marketable securities, which reflects the decline in their respective trading prices below cost. Management considers the aggregate decline in fair value to be significant and prolonged, and accordingly, it has been recorded within current operations.

During the current reporting period, the Company disposed of certain marketable securities and recognized a gain of $61,250 on the disposition. Proceeds from the disposition were $61,250 of which $23,000 was received during the period and the remaining $38,250 was received after the reporting period. The cumulative change in fair value of these available-for-sale marketable securities of $6,125 has been transferred from accumulated other comprehensive income to profit and loss. The disposition relates to the termination of the option agreement for the Tulox property (note 7(e)).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS

	December 31,	March 31,
	2013	2013
Ana Property, Yukon (note 7(g))	$1	$1
Mann Lake Property, Saskatchewan (note 7(g))	1	1
	$2	$2

All of the Company's active exploration properties are located in British Columbia, Canada.

(a)	Chilcotin Belle Property

The Chilcotin Belle Property is located approximately 150 kilometres southwest of Williams Lake, British Columbia.

Earn-in

On December 10, 2013, the Company entered into an option and joint venture agreement with Oxford Resources Inc. (“Oxford”) in respect of the property. Under the agreement, Amarc can acquire an 80% ownership interest in the property by making the following payments, share issuances, and exploration expenditures:

		Number of common	Exploration
On or before	Cash payment	shares to issue	expenditures
Exchange approval	$25,000	100,000	–
June 6, 2014	$50,000	100,000	–
November 30, 2014	–	–	$855,697
June 5, 2015	$50,000	100,000	–
November 30, 2015	–	–	$1,000,000
Total	$125,000	300,000	$1,855,697

To December 31, 2013, no cash payments had been made, nor had any common shares been issued, or expenditures incurred. In January 2014, subsequent to the current reporting period, the Company issued 100,000 common shares to Oxford pursuant to the option and joint venture agreement.

Joint arrangement

Upon exercise of the option by Amarc, Oxford and Amarc have agreed to form a joint venture to further develop the project. Upon completion of a positive feasibility study, Amarc has agreed to issue 500,000 common shares to the underlying owners of the property.

Royalty

The mineral claims are subject to an underlying 2% NSR. Amarc has the right to purchase half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc has the right to purchase the remaining half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due annually commencing December 31, 2015.

(b)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a right of first refusal.

(c)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

The mineral claims defined in the Underlying Agreement are subject to a 2% NSR, which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(d)	Blackwater District Properties

The 1000 square kilometer Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo, Hubble, Franklin and Darwin.

Amarc purchased the 70 square kilometre Hubble East exploration property in December 2011 for $50,000 cash and 80,000 common shares of Amarc having an aggregate fair value of $35,600.

Amarc purchased the 5 square kilometre Franklin property in April 2012 for $10,000 cash and 10,000 common shares of Amarc with a fair value of $3,900.

The Galileo, Hubble, and Darwin properties were acquired by staking.

(e)	Tulox Property

The Tulox Property (the "Property") is located in the Cariboo region of British Columbia, and was acquired by the Company in stages by staking between 2005 to 2007.

Commencing in 2009, the Company entered into an option agreement with Tulox Resources Inc. ("Tulox") whereby Tulox could have acquired up to a 100% interest in the Property by making certain share issuances to Amarc and incurring certain exploration expenditures over a specified period of time. In 2011, Tulox assigned the option agreement to its subsidiary, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization. Further changes to the option agreement were made, pursuant to which the number of shares to be issued, and the exploration spending commitments and timing thereof were amended. To November 2013, Tulox and Newlox had issued 1,375,000 common shares to Amarc.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

In November 2013, Newlox terminated its option agreement on the Property. Amarc agreed to sell its 1,375,000 common shares of Newlox to Newlox for proceeds of $68,750. To December 31, 2013, 1,225,000 Newlox common shares had been sold to Newlox for proceeds of $61,250 (note 6). The remaining 150,000 Newlox common shares are expected to be sold subsequent to the current reporting period.

In November 2013, Amarc allowed the Tulox claims to lapse.

(f)	Galaxie and ZNT Properties

The Galaxie property is located approximately 8 kilometres south of Dease Lake, British Columbia and the ZNT property is located approximately 15 kilometres southeast of the town of Smithers, British Columbia.

The Company entered into a letter agreement with Quartz Mountain Resources Ltd. (Quartz Mountain) effective November 1, 2012 (the "Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"). Quartz Mountain is a publicly listed company with certain directors in common with the Company.

Amarc earned an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain, and by funding an additional $1 million in exploration expenditures incurred by Quartz Mountain relating to the Galaxie property by December 31, 2012. On December 31, 2012, a joint arrangement (the "Galaxie ZNT Project") was formed, in which Amarc held an initial interest of 40% and Quartz Mountain held an initial interest of 60%.

Quartz Mountain also transferred to the Galaxie ZNT Project its obligation under a debenture security (note 9).

In June 2013, the Company entered into an amendment agreement whereby:

(i)	the Galaxie ZNT Project was divided into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture"; and

(ii)

Amarc received an option to increase its interest in each joint arrangement from 40% to 60% by funding exploration programs of $235,000 and $210,000, respectively, on these projects prior to October 31, 2013.

By October 31, 2013, Amarc had funded in excess of $210,000 on the ZNT Joint Venture, thereby increasing its interest in the joint venture to 60%, but had not funded the required amount on Galaxie, thereby maintaining its interest in the Galaxie Joint Venture at 40%.

A portion of the Galaxie properties, known as the Gnat property, is subject to a 1% NSR, capped at aggregate payments of $7,500,000.

(g)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	March 31,
	2013	2013
Accounts payable	$28,616	$4,523
Payable to Quartz Mountain in respect of exploration programs (note 7(f))	309,636	–
Accrued liabilities	–	23,257
Accrued interest on Quartz Mountain debenture obligation	6,049	5,129
Total	$344,301	$32,909

9.	QUARTZ MOUNTAIN DEBENTURE OBLIGATION

Balance, April 1, 2012	$–
Amarc's proportionate share of the debenture obligation acquired (40% of $650,000)	260,000
Balance, March 31, 2013	260,000
Amarc's proportionate share of principal repayments during the period (40% of $50,000)	(20,000)
Balance, December 31, 2013	$240,000

Quartz Mountain transferred to the Galaxie Joint Venture its obligation under a debenture security which Quartz Mountain had issued (note 7(f)). The Company's proportionate share (40%) of this obligation is reflected as a liability of the Company. Because the debenture agreement was entered into by Quartz Mountain and the holder of the debenture, Amarc’s proportionate share of this obligation is payable by Amarc to Quartz Mountain upon maturity.

In July 2013, Quartz Mountain and the holder of the debenture entered into an agreement to amend the debenture, whereby among other things, the principal amount of the debenture was reduced to $600,000 from $650,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest payments for the debenture are payable quarterly in arrears and the debenture is convertible into the common shares of Quartz Mountain. In the event that any portion of the debenture is converted, the Company will have an obligation to compensate Quartz Mountain based on the Company’s proportionate share of the debenture that is extinguished as a result of a conversion.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

10.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued. All issued common shares are fully paid.

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

	Nine months ended		Nine months ended
Share purchase options	December 31, 2013		December 31, 2012
		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
	options	price	options	price
Outstanding – beginning of period	5,438,600	$0.32	5,658,700	$0.33
Forfeited	(198,700)	$0.32	(65,600)	$0.32
Expired	–	$–	(70,000)	$0.70
Outstanding – end of period	5,239,900	$0.32	5,523,100	$0.32
Exercisable – end of period	5,239,900	$0.32	3,701,200	$0.32

The weighted average remaining life of the share purchase options outstanding as at December 31, 2013 was 1.9 years (March 31, 2013 – 2.6 years). Awards typically vest in several tranches ranging from 6 months to 18 months.

(c)	Share purchase warrants

On September 6, 2013, all outstanding share purchase warrants expired unexercised.

11.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Transactions with key management personnel were as follows:

	Three months ended		Nine months ended
Remuneration for services rendered	December 31,		December 31,
	2013	2012	2013	2012
Short-term employee benefits	$102,845	$136,710	$315,912	$409,782
Share-based payments	–	26,862	51,096	182,344
Total	$102,845	$163,572	$367,008	$592,126

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short-term employee benefits" are transactions with C.E.C Engineering Ltd., a private company controlled by a director of the Company, that provides administrative and technical services to the Company at market rates.

(b)	Balances and transactions with related entities

Balances due to related parties	December 31,	March 31,
	2013	2013
Balance due to entity with significant influence (i)	$126,852	$46,953
Balance due to jointly controlled operations (ii)	–	120,000
Balance due to related parties	$126,852	$166,953

(i)         Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Company. Pursuant to certain management agreements between the Company and HDSI, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI.

(ii)        Jointly controlled operations

The Company has joint control over both the Galaxie Joint Venture and the ZNT Joint Venture (note 7(f)).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Transactions with related parties	Three months ended		Nine months ended
	December 31,		December 31,
	2013	2012	2013	2012
Transactions with HDSI:
Services received from HDSI, based on annually set rates	$265,692	$627,127	$1,002,558	$2,792,968
Reimbursement of third party expenses to HDSI	2,235	22,837	21,240	136,569

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at December 31, 2013, the Company had unused non-capital loss carry forwards of approximately $10.6 million (March 31, 2013 – $9.2 million) in Canada.

As at December 31, 2013, the Company had resource tax pools of approximately $21.9 million (March 31, 2013 – $21.2 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2013	2012	2013	2012
Salaries and benefits included in:
Exploration and evaluation	$132,714	$441,855	$585,173	$2,224,082
Office and administration	181,575	296,868	624,790	1,134,454
Shareholder communication	18,237	43,117	88,837	127,124
Total	$332,526	$781,840	$1,298,800	$3,485,660

14.	OPERATING SEGMENTS

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All non-current assets are held in Canada.